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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1
APPLICATION OR DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402

(Name of company or companies filing this statement and address of principal executive office)

Xcel Energy Inc.
(Name of top registered holding company parent of each applicant or declarant)

Gary R. Johnson, Esq.
Vice President and General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(Name and address of agents for service)

ITEM I.  Description of Proposed Transactions.

    A.  Introduction.

    Xcel Energy Inc., a registered public utility holding company ("Xcel") proposes to adopt and implement a stockholder protection rights plan (the "Plan"). The Board of Directors (the "Board") of Xcel has declared a dividend of one right (a "Right") for each outstanding share of Xcel common stock, par value $2.50 per share (the "Common Stock"), payable to all stockholders of record on the tenth business day after receipt of the Securities and Exchange Commission's (the "Commission") authorization herein requested. As of October 31, 2000 there were approximately 340,588,932 shares of Common Stock outstanding. The Rights will be created by and issued pursuant to a Stockholder Protection Rights Agreement (the "Rights Agreement"), between Xcel and Wells Fargo Bank Minnesota, N.A. ("Rights Agent"), as Rights Agent.

    B.  Background.

    Unsolicited attempts to acquire public companies have required boards of directors and their stockholders to make difficult decisions affecting the value, and on occasion, the existence, of companies within extremely short time periods. Such takeover attempts often occur when a company is particularly vulnerable and when the board has determined that the company's inherent long-term value is inadequately recognized by the marketplace.

    The electric utility industry is undergoing dramatic technological and regulatory changes, transforming from a highly regulated to a competitive industry. State initiatives to introduce competition for retail customers, and possible federal initiatives regarding retail competition, are compelling a restructuring of the industry. Uncertainty regarding the future and state regulators' focus on reducing retail rates has resulted in depressed market values for certain utilities and increased takeover activity, including hostile or other unwanted takeover bids, further indicating that Xcel's stockholders may be at risk of losing the long-term value of Xcel.

    Because Xcel is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), acquisitions of more than 5% of its Common Stock, a merger or consolidation of Xcel, and certain other transactions (such as sales of assets as part of any takeover attempt) would require Commission approval under the Act. Nonetheless, the changing regulatory environment suggests that public utility holding companies, including Xcel, and their stockholders are losing, to some degree, the regulatory protection against hostile acquisitions that they had formerly. Proposals have been introduced in Congress for repeal or amendment of the Act, some of which have been supported by the Commission. Further, in response to state or federal legislation or regulatory requirements or in order to continue to compete in a dynamic utility industry, Xcel may in the future pursue possible strategies that would, among other things, have the effect of de-registration or terminating regulation of Xcel by the Commission under the Act.

    Stockholder rights plans have become a widely accepted means to maximize stockholder value by reducing the risk of nonrealization of stockholder value due to opportunistic proposals. Such a plan would encourage potential acquirers to negotiate with the Board. A stockholder rights plan may enhance the probability that a competing offer will emerge. Over 2,000 public companies have adopted rights plans, including about half of the Fortune 500 companies and an increasing number of publicly traded utility companies. In addition, to date, the Commission has authorized several registered holding companies to adopt rights plans.(1)

(1)
See HCAR Nos. 27052, July 23, 1999 (Allegheney Energy, Inc.); 27013, April 30, 1999 (Northeast Utilities); 26965, January 15, 1999 (Interstate Energy Corp.); 26961, December 29, 1998 (Ameren Corp.); 26861, April 22, 1998 (Conectiv, Inc.); 26797, December 19, 1997 (Central and South West Corp.); 26751, August 1, 1997 (New Century Energies, Inc.); 26532, June 12, 1996 (Natural Fuel Gas Co.); 26434, December 19, 1995 (Consolidated Natural Gas Co.); 27245, October 6, 2000 (Cinergy Corporation).

    The Board believes that the Rights Agreement is appropriate and necessary to preserve, in the event of an attempted takeover, Xcel's value for its stockholders. In this regard, the Rights Agreement is designed to deter attempts to acquire Xcel in a manner or on terms that the Board determines are not in the best interests of all stockholders. Specifically, the Rights Agreement is intended to:

  (i)
  reduce the risk of two-tiered, front-end loaded tender offers or partial tender offers which may not offer fair and equal value to all stockholders of Xcel;

  (ii)
  deter potential accumulators of Xcel's shares who (through open market and/or private purchases) may achieve a position of substantial influence, or even control, without paying to the selling or remaining stockholders of Xcel an appropriate control premium for their shares;

  (iii)
  deter potential accumulators of Xcel's shares who are only interested in putting Xcel into "play"; and

  (iv)
  preserve for Xcel's Board maximum bargaining power and flexibility to deal with hostile acquirors in order to be in a position to maximize value for all stockholders.

    The Rights Agreement attempts to achieve these goals by confronting a potential acquiror of more than 15% of Xcel's outstanding Common Stock with the possibility that Xcel's stockholders, by exercising their Rights, will be able to increase substantially such acquiror's cost of acquiring Xcel.

    The Plan may in certain circumstances permit the Board to thwart an inadequate offer. The Plan would also provide the Board a role (supplemental to the role of the Commission under the Act) in discouraging implicitly coercive takeover tactics and would enable the Board to provide stockholders adequate time to properly assess a takeover bid without undue pressure.

    For all of these reasons, the Board believes that the Plan, including the adoption of the Rights Agreement and the distribution of the Rights to Xcel's stockholders, would provide appropriate protections for such stockholders from the takeover abuses discussed above.

    C.  Description of Rights.

        1.  Exercise Price.  The Rights created under the proposed Rights Agreement would entitle the holders to one share of Common Stock at a price of $95.00 (the "Exercise Price"), subject to adjustment. Initially, the Rights would not be exercisable and would trade with the outstanding shares of Common Stock. Upon the occurrence of the triggering events described below, the Rights would become exercisable and certificates (the "Rights Certificates") representing the Rights would be distributed and would trade independently of such outstanding shares. However, the Rights would not entitle the holders thereof to make a discounted purchase of shares of Xcel's Common Stock or of the common stock of the person acquiring Xcel until the occurrence of one of the events or transactions described below under "Flip-in" and "Flip-over".

        2.  Triggering Events.  The Rights would become exercisable (i.e., Common Stock could be purchased at the Exercise Price pursuant to the Rights) upon the earlier to occur of (i) the first date or such later date as the Board may from time to time fix of public announcement by Xcel that any person or group (an "Acquiring Person") has acquired beneficial ownership of 15% or more of Xcel's outstanding Common Stock ("Flip-in Date") and (ii) 10 business days (unless extended by the Board) after any person or group has commenced a tender or exchange offer which would, upon its consummation, result in such person or group becoming an Acquiring Person.

        3.  Flip-in.  Upon the occurrence of a Flip-in Date, the holders of the Rights (other than an Acquiring Person and certain transferees thereof, whose Rights will become void) would immediately have the right to receive, for each Right exercised, Common Stock having a market value equal to two times the Exercise Price then in effect.

        4.  Flip-over.  In the event that, on or after the Flip-in Date, (i) Xcel is acquired by another person or entity not controlled by Xcel ("Acquiror") in a merger or other business combination transaction in which the Common Stock is exchanged for securities or other property and, in the case of a merger or other business combination, the Acquiring Person will receive different treatment than all other holders of Common Stock or the entity with which such transaction occurs is the Acquiring Party or an affiliate or associate thereof, or (ii) 50% or more of Xcel's consolidated assets or earnings power is sold or transferred to an Acquiror, each holder of a Right (except Rights which previously have been voided as set forth above) will thereafter be entitled to receive, for each Right exercised, common stock of the Acquiror having a market value equal to two times the Exercise Price then in effect.

        5.  Redemption of Rights.  The Rights may be redeemed, as a whole, at the discretion of the Board, at a Redemption Price of $.01 per Right, subject to adjustment, which Redemption Price shall be paid, at Xcel's option, in cash, shares of Common Stock or other equivalent Xcel securities, at any time prior to the close of business on the date that any person has become an Acquiring Person. The Rights will expire at the close of business ten years from the Record Time, unless earlier redeemed or exchanged by Xcel as described below.

        6.  Exchange of Shares for Rights.  At any time after a Flip-in Date and prior to the time that any person (other than Xcel and certain related entities), together with its affiliates and associates, becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board may direct the exchange of shares of Common Stock for all of the Rights (other than Rights which have become void) at the exchange ratio of one share of Common Stock per Right, subject to adjustment.

        7.  Adjustment to Exercise Price.  The Exercise Price payable, and the number of shares of Common Stock (or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision or combination of, the Common Stock, or (ii) upon the distribution to holders of the Common Stock of securities or assets (excluding regular periodic cash dividends) whether by dividend, reclassification, recapitalization or otherwise.

        8.  Amendments.  The terms of the Rights may be amended by the Board (i) prior to the Flip-in Date in any manner and (ii) on or after the Flip-in Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights generally.

    D.  Authorizations Sought.

    In summary, Xcel herein seeks authorization to implement the Plan and the Rights Agreement, including, among other actions permitted by the Rights Agreement, the following transactions:

      1.  the dividend distribution of the Rights;

      2.  the making of adjustments to the Exercise Price, and the issuance and sale of Common Stock or other securities, or the transfer of other assets, upon exercise of the Rights;

      3.  the redemption of Rights, and the issuance of Common Stock in exchange for Rights; and

      4.  amending of the Rights Agreement as permitted by the terms thereof.

    E.  Rule 54 Analysis.

    Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization of earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied.

    Xcel currently does not meet the conditions of Rule 53(a). As of September 30, 2000, Xcel's "aggregate investment," as defined in Rule 53(a)(l), in EWGs and FUCOs was approximately $1.2 billion. This amount is equal to approximately 53.1% of Xcel's average "consolidated retained earnings," also as defined in Rule 53(a)(l), for the four quarters ended September 30, 2000, of approximately $2.3 billion, which exceeds the 50% "safe harbor" limitation contained in the rule.

    By order dated August 22, 2000 (HCAR No. 27218) (the "Order"), the Commission authorized Xcel to invest in EWGs and FUCOs up to $1.2 billion. The Commission reserved jurisdiction over Xcel's request to use the proceeds of securities issuances to invest in EWGs and FUCOs in amounts that exceed $1.2 billion up to 100% of Xcel's consolidated retained earnings. Although Xcel's aggregate investment at September 30, 2000 exceeds the 50% safe harbor, this investment is below the limitation authorized by the Order.

    With respect to capitalization, there has been no material adverse impact on Xcel's consolidated capitalization resulting from Xcel's investment in EWGs and FUCOs. As of June 30, 2000, the most recent period for which financial statement information was evaluated in the Order, Xcel's consolidated capitalization, without excluding the effects of the UK windfall profits tax or non-recourse project debt, consisted of 39.9% equity and 60.1% debt. As of September 30, 2000, Xcel's consolidated capitalization consisted of 38.9% equity and 61.1% debt. These ratios are within acceptable ranges, as further reflected by the fact that at September 30, 2000, Xcel's senior unsecured debt was rated "investment grade" by all the major rating agencies. The impact of the proposed transaction upon Xcel's consolidated capitalization will be insubstantial.

    Xcel satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. Xcel currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances denied in Rule 53(b) has occurred or is continuing. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

ITEM II.  Fees, Commissions and Expenses.

    The fees, commissions and expenses to be incurred in connection with the proposed transactions are expected not to exceed $30,000.

ITEM III.  Applicable Statutory Provisions.

    Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 42 and 46 thereunder are believed to be applicable to the proposed dividend distribution of Rights, and any subsequent exercise or redemption of the Rights.

    While the Rights are technically a dividend on the Common Stock for corporate law purposes, in and of themselves the Rights have no economic value and, therefore, are not a "dividend" out of Xcel's capital or capital surplus for purpose of Section 12(c) of the Act.

    Because there is no intent that the Rights ever become exercisable, they are regarded more appropriately as being in the nature of an addition to the rights of stockholders under Sections 6(a)(2) and 7(e) rather than as an issuance of securities under Section 6(a)(1) and 7(c) and (d). However, if such latter sections were to be regarded as applicable, then any issuance of Common Stock pursuant to the Rights is deemed to meet the requirements of Section 7(c)(2)(D) and none of the negative findings required under Section 7(d) can be made.

ITEM IV.  Regulatory Approval.

    No state or federal commission (other than the Commission) has jurisdiction with respect to the proposed transactions.

ITEM V.  Procedure.

    It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date, but in any event, not later than February 15, 2001. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM VI.  Exhibits and Financial Statements.

  1.
  Exhibits:

A-1	Articles of Incorporation of the Company, as amended, (incorporated by reference to Exhibit 4.01 to the Company's Current Report on Form 8-K dated August 18, 2000 (File No. 1-3034))
A-2	By-laws of the Company, as amended, (incorporated by reference to Exhibit 4.3 to the Company's Form S-8 Registration Statement No. 333-48590)
A-3	Rights Agreement, including exhibits
B	Not applicable
C	Not applicable
D	Not applicable
E	Not applicable
F-1	Opinion of counsel
G	Proposed Form of Notice Pursuant to Rule 22(f)
  2.
  Financial Statements:

    Note:  Xcel corporate and consolidated actual and pro forma financial statements are omitted because the proposed transactions will not have a material impact thereon.

ITEM VII.  Information as to Environmental Effects.

    The proposed transactions are designed to assist Xcel's Board in responding to an unsolicited takeover. Consequently, the issuance of an order by the Commission with respect to the subject transactions is not a major Federal action significantly affecting the quality of the human environment.

    No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions. Reference is made to Item 4 hereof regarding regulatory approvals with respect to the proposed transactions.

SIGNATURE

    Pursuant to the Requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

XCEL ENERGY INC.
By:	/s/ GARY R. JOHNSON
Gary R. Johnson Vice President and General Counsel
Date: January 4, 2001

EXHIBIT INDEX

Exhibit Number	Description
99.1	Rights Agreement, including exhibits
99.2	Opinion of counsel
99.3	Proposed Form of Notice Pursuant to Rule 22(f)

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  ITEM I. Description of Proposed Transactions.
  ITEM II. Fees, Commissions and Expenses.
  ITEM III. Applicable Statutory Provisions.
  ITEM IV. Regulatory Approval.
  ITEM V. Procedure.
  ITEM VI. Exhibits and Financial Statements.
  ITEM VII. Information as to Environmental Effects.
SIGNATURE
EXHIBIT INDEX